Exhibit (a)(1)(K)

ENEL CHILE ANNOUNCES RESULTS OF TENDER OFFERS FOR ENEL GENERACIÓN

SHARES AND ADSs AND SATISFACTION OF CONDITIONS OF THE REORGANIZATION

SANTIAGO, CHILE, March 26, 2018 – ENEL CHILE S.A. (“Enel Chile”) (NYSE: ENIC) announced today the results of its tender offers for all of the outstanding shares of common stock of Enel Generación Chile S.A. (“Enel Generación”), including in the form of American Depositary Shares (“ADSs”), that are not owned by Enel Chile and that all of the conditions to the corporate reorganization of Enel Chile (the “Reorganization”) have been satisfied. The Reorganization includes (i) the Tender Offers (as defined below), (ii) a capital increase by Enel Chile in connection with the Tender Offers and a related preemptive rights offering (the “Rights Offering”), and (iii) a merger of Enel Green Power Latin América S.A. (“EGPL”) with and into Enel Chile (the “Merger”).

Enel Chile made a tender offer in Chile for common shares of Enel Generación other than shares owned by Enel Chile (the “Chilean Offer”) and a concurrent tender offer in the United States for Enel Generación common shares held by U.S. holders and for Enel Generación ADSs held by all holders (the “U.S. Offer” and together with the Chilean Offer, the “Tender Offers”). Each Enel Generación ADS represents 30 common shares of Enel Generación. The Chilean Offer and the U.S. Offer each commenced on February 16, 2018 and expired at 5:30 p.m., Santiago time, and 4:30 p.m., New York City time, respectively, on March 22, 2018.

No shares of common stock and a total of 5,691,996 ADSs of Enel Generación were validly tendered and not withdrawn pursuant to the U.S. Offer. In addition, according to the definitive notice of results published on March 25, 2018 by Enel Chile in Chile, a total of 2,582,336,287 common shares of Enel Generación were tendered pursuant to the Chilean Offer. The common shares and ADSs of Enel Generación tendered pursuant to the Tender Offers represent an aggregate of 2,753,096,167 common shares of Enel Generación.

All common shares and ADSs of Enel Generación tendered in the Tender Offers have been accepted for payment and payment is expected to be made on April 2, 2018 in accordance with Chilean practice.

In the Rights Offering, holders of subscription rights issued to existing Enel Chile shareholders elected to exercise subscription rights to purchase an aggregate of 47,863,307 new common shares of Enel Chile.

As a result of the successful Tender Offers and the other conditions precedent to the transactions that are part of the Reorganization, including the Merger and the capital increase being satisfied:

•	The amendments to the Bylaws of Enel Generación that were approved by the shareholders of Enel Generación on December 20, 2017, became effective as of March 25, 2018;

•	The Merger will become effective on April 2, 2018; and

•	The payment of the consideration by Enel Chile to the holders of Enel Generación shares and ADSs tendered in the Tender Offer (including the delivery of Enel Chile shares and ADSs subscribed for using a portion of the cash consideration) is expected to occur on April 2, 2018.

Prior to the completion of the Reorganization, Enel Chile owns approximately 60.0% of the common shares of Enel Generación and Enel S.p.A. owns approximately 60.6% of the common shares of Enel Chile. Based on preliminary results: (i) upon purchase of the common shares and ADSs of Enel Generación pursuant to the Tender Offers, Enel Chile’s ownership in Enel Generación will increase to 7,672,584,961 common shares (including those represented by ADSs) or approximately 93.55% of the total outstanding common shares of Enel Generación, which will leave 529,169,619 common shares of Enel Generación (including those represented by 4,233,476 ADSs) held by parties other than Enel Chile, and (ii) after giving effect to the Rights Offering and the Merger, Enel S.p.A. will own 42,832,058,393 common shares of Enel Chile, or approximately 61.93% of the total outstanding common shares of Enel Chile.

This announcement is for information purposes only and does not constitute the legal announcement required under Chilean law of the final results of the Chilean Offer, which announcement was made in Chile on March 25, 2018.

No Offer or Solicitations

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and does not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. This announcement is not for publication, release or distribution in or into any jurisdiction where it would otherwise be prohibited.

Contact Information

For further information, please contact:

Investor Relations Department

e-mail: ir.enelchile@enel.com

Phone: +56 22353 4682

Address: Santa Rosa 76, Santiago, Chile

Forward-Looking Statement

This press release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the intent, belief or current expectations of Enel Chile and its management with respect to, among other things: (1) the Reorganization, including the Tender Offers, the capital increase and the related Rights Offering, and the Merger with EGPL; (2) any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and (3) any statement that is not a historical fact. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include, but are not limited to, the following: (1) Enel Chile may fail to realize the business growth opportunities, revenue benefits and other benefits anticipated from the proposed Reorganization described herein; (2) Enel Chile may incur unanticipated costs associated with the proposed Reorganization; (3) potential integration of Enel Chile and EGPL may be difficult and expensive; (4) Enel Chile, following the consummation of the proposed Reorganization, may not be able to retain key employees or efficiently manage the larger and broader organization, which could negatively affect its operations and financial condition; (5) the proposed Reorganization may be delayed or may not be consummated, negatively affecting the market price of Enel Chile’s stock; and (6) the other risk factors discussed in Enel Chile’s Annual Report on Form 20-F for the year ended December 31, 2016, under the heading “Item 3.D. Risk Factors.” There can be no assurance that the proposed Reorganization, including the Tender Offers or any other transaction described in this press release, will in fact be consummated in the manner described or at all. These forward-looking statements are made only as of the date hereof. Enel Chile undertakes no obligation to update these forward-looking statements, except as required by law.